EXHIBIT 10

FREEGOLD VENTURES LIMITED

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual general and special meeting (the “Meeting”) of shareholders of Freegold Ventures Limited (the “Corporation”) will be held at Suite 1750, 700 West Georgia Street, Vancouver, British Columbia, V7Y 1B6 on Monday, April 28, 2008, at 10:00 a.m. (Vancouver time) for the following purposes:

1.

to receive the audited financial statements of the Corporation for the financial year ended December 31, 2007 and the auditors’ report thereon;

2.

to elect directors;

3.

to appoint auditors and to authorize the directors to fix the auditors’ remuneration;

4.

to consider and, if thought advisable, to re-approve the Corporation’s 2005 Stock Option Plan, as amended; and

5.

to transact such other business as may properly come before the Meeting or any adjournment thereof.

It is important that your shares be represented at this Meeting to ensure a quorum. If you cannot be present to vote in person, please ensure that your proxy or, if a corporation, your representative, is appointed and present to vote on your behalf at the Meeting. Instructions regarding the appointment of a proxy or representative are contained in the accompanying Information Circular.

DATED at Vancouver, British Columbia this 28th day of February, 2008.

BY ORDER OF THE BOARD OF DIRECTORS

“Morris Medd”

Morris Medd

Chairman